FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-81598

For the month of April 2002.
Total number of pages:  7

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.
Press release dated April 4, 2002 announcing impairment losses with respect to some of NTT DoCoMo, Inc.’s overseas investee affiliates. NTT DoCoMo, Inc. is filing the Japanese language version of this press release with the Tokyo Stock Exchange on April 4, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: April 4, 2002	By:	/s/ MASAYUKI HIRATA Masayuki Hirata Executive Vice President and Chief Financial Officer

For Immediate Release

NTT DoCoMo to Recognize Impairment Losses
with Respect to Some of its Overseas Investee Affiliates

TOKYO, JAPAN, April 4, 2002—NTT DoCoMo, Inc. announced that its Board of Directors today decided to recognize impairment losses with respect to some of its overseas investee affiliates.

In addition to the impairment loss recognized by the company in its consolidated financial report for the six months ended September 30, 2001, the amount of which was 262.7 billion yen (or 300.8 billion yen on a non-consolidated basis), the company is recognizing a further impairment loss amounting to 550 billion yen (or 616 billion yen on a non-consolidated basis) for the year ended March 31, 2002 to reflect significant drops in the market price or fair value of the shares of some of its overseas investee affiliates. The impairment loss will be recorded in the company’s financial statements prepared in accordance with Japanese GAAP as an extraordinary expense of 550 billion yen based on losses on investments in affiliates.

The company also expects to recognize impairment charges related to its overseas investee affiliates in its financial statements prepared in accordance with US GAAP, which may be materially greater than the impairments recognized under Japanese GAAP due to differences in the pre-impairment carrying value of the investments under the different accounting standards.

DoCoMo is also amending the Japanese GAAP financial forecasts for the fiscal year ended March 31, 2002 that it announced on November 7, 2001 in its consolidated financial report for the six months ended September 30, 2001, to reflect the pro forma impact of including the impairment charges announced today in the financial forecasts announced on November 7, 2001. The amended forecasts included herein are provided only to demonstrate the pro forma impact of the impairment charges announced herein on the forecasts announced in November, 2001, and should not be understood to reflect the company’s current expectations about its actual results for the year ended March 31, 2002. The amended forecasts are as follows:

(1)	Japanese GAAP Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2002 (April 1, 2001 - March 31, 2002)

	Operating Revenues	Recurring Profit	Net Income
	(Millions of yen)
Previous Forecasts(A)	5,217,000	796,000	255,000
Amended Forecasts(B)*	5,217,000	796,000	(36,000)
Increase/(Decrease) (B — A)	—	—	(291,000)
Change(%)	—	—	—
Financial Results for the Fiscal Year ended March 31,2001	4,686,004	686,918	365,505

*
The Amended Forecasts are provided only to demonstrate the pro forma impact of the impairment charges announced herein on the Previous Forecasts, and should not be understood to reflect the company’s current expectations about its actual results for the year ended March 31, 2002.

(2)	Japanese GAAP Non Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2002 (April 1, 2001 - March 31, 2002)

	Operating Revenues	Recurring Profit	Net Income
	(Millions of yen)
Previous Forecasts(A)	2,388,000	354,000	33,000
Amended Forecasts(B)*	2,388,000	354,000	(324,000)
Increase/(Decrease) (B — A)	—	—	(357,000)
Change(%)	—	—	—
Financial Results for the Fiscal Year ended March 31,2001	2,142,353	292,938	173,005

*
The Amended Forecasts are provided only to demonstrate the pro forma impact of the impairment charges announced herein on the Previous Forecasts, and should not be understood to reflect the company’s current expectations about its actual results for the year ended March 31, 2002.

(3)	Break down of Japanese GAAP impairment losses

Affiliated Companies	Impairment losses
	Consolidated	Non consolidated
	(Billions of yen)
AT&T Wireless Services, Inc.	506	563
Hutchison 3G UK Holdings Ltd.	14	21
KG Telecommunications Co., Ltd.	30	32
(A) Total impairment losses for overseas investee affiliates	550	616
(B) Net assets ended March 31, 2001	3,314.8	2,728.7
(A/B×100)	(16.6)%	(22.6)%
(C) Recurring profit for the fiscal year ended March 31, 2001	686.9	292.9
(A/C×100)	(80.1)%	(210.3)%
(D) Net income for the fiscal year ended March 31, 2001	365.5	173.0
(A/D×100)	(150.5)%	(356.1)%

The forecasts presented herein are forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. The forecasts announced on November 7, 2001 represented the company’s beliefs and assumptions about future events based on the information available to it at that time, and were subject to risks and uncertainties that could cause actual results to differ, possibly materially, from the results anticipated in the forecasts. The company is currently in the process of reviewing its results and expects to announce its actual results for the year ended March 31, 2002 on or about May 8, 2002. Factors other than the impairment charges announced herein that could cause its actual results to differ from the forecasts included herein include lower than anticipated subscriber growth rates, lower than anticipated increases in i-mode revenues, greater than anticipated decreases in voice revenues and lower than anticipated sales of 3G handsets and services, all of which are affected by changes in technology, changes in consumer preferences and the ongoing recession in Japan. Further information about the factors that could affect the company’s results is included in “Item 3.D: Risk Factors” of its registration statement on Form 20-F (File No. 1-31221) filed with the U.S. Securities and Exchange Commission on February 8, 2002, which is available in the investor relations section of the company’s web page at www.nttdocomo.com and also at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, about which you may obtain further information by calling 1-800-SEC-0330.